                                                                DQE Exhibit 12.1

                              DQE and Subsidiaries

                Calculation of Ratio of Earnings to Fixed Charges
            and Preferred and Preference Stock Dividend Requirements
                          (Dollar Amounts in Millions)

                                                              Nine Months Ended                     Year Ended
                                                                September 30,                      December 31,
                                                                     2002         2001       2000    1999       1998       1997
                                                              -----------------  ------     ------  ------     ------     ------
FIXED CHARGES:
   Interest on long-term debt                                      $ 42.6        $ 62.3     $ 73.6  $ 79.4     $ 81.1     $ 87.4
   Other interest                                                    10.0          25.6       35.0    26.9       14.0       13.8
   Portion of lease payments representing an interest factor          2.4           3.1        6.8    43.0       44.1       44.2
   Dividend requirement (a)                                          11.9          16.0       14.1    14.7       15.6       21.7
                                                                   ------        -----------------------------------------------
      Total Fixed Charges                                          $ 66.9        $107.0     $129.5  $164.0     $154.8     $167.1
                                                                   ------        -----------------------------------------------

EARNINGS:
   Income (loss) from continuing operations                        $ 49.1        $(46.5)    $160.0  $196.9     $195.2     $199.1
   Income taxes                                                      31.4         (45.0)      79.9   108.3(b)   100.2(b)    95.8(b)
   Fixed charges as above                                            66.9         107.0      129.5   164.0      154.8      167.1
                                                                   ------        -----------------------------------------------
      Total Earnings                                               $147.4        $ 15.5     $369.4  $469.2     $450.2     $462.0
                                                                   ------        -----------------------------------------------
RATIO OF EARNINGS TO FIXED CHARGES                                   2.20          0.14(c)    2.85    2.86       2.91       2.76
                                                                   ======        ===============================================

(a) Includes annual dividend requirements of $12.6 million for the Monthly Income Preferred Securities per year.

(b) Earnings related to income taxes reflect a $3.0 million, $12.0 million and $17.0 million decrease for the twelve months ended December 31, 1999, 1998 and 1997, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.88, 2.99 and 2.87 for the twelve months ended December 31, 1999, 1998 and 1997, respectively.

(c) In order to achieve a ratio of earnings to fixed charges of one to one, Total Earnings would need to increase by $91.5 million for the twelve months ended December 31, 2001.